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                                                                       Exhibit a

Contact:
Rick Stewart                                    Ian Garland
Chief Executive Officer                         Chief Financial Officer
Amarin Corporation plc                          Amarin Corporation plc
Phone: +44 (0) 20 7907 2440                     Phone: +44 (0) 20 7907 2444
Email: investor.relations@amarincorp.com
       ---------------------------------

                 AMARIN CORPORATION REPORTS SECOND QUARTER 2003
                                FINANCIAL RESULTS
                                       ---
  Permax'r' generic competition and continuing wholesaler inventory management reduce revenues to $2.6 million from $20.2 million
                                       ---
       Agreement reached with Elan for a substantial restructuring of debt obligations and terms of Zelapar option, subject to financing
                                       ---

LONDON, United Kingdom, August 11, 2003 - Amarin Corporation plc (NASDAQ: AMRN) today reported revenues for the second quarter of 2003 of $2.6 million, a decrease of 87% compared with revenues of $20.2 million in the second quarter of 2002. For the quarter, net loss was $7.0 million or $0.39 per American Depositary Share (ADS), versus net income of $7.3 million or $0.61 per ADS (fully diluted) for the second quarter ended June 30th, 2002. The 2002 second quarter net income benefited from an exchange gain of $3.9 million (2003 second quarter: $nil).

For the six months ended June 30th, 2003 total revenues decreased 85% to $5.9 million compared with the same period in 2002. This reflects the impact of generic competition to Permax'r' combined with wholesaler inventory management resulting from generics.

During the second quarter, the Company continued to experience significant generic competition to Permax'r' with a corresponding reduction in inventory levels at wholesalers. The reduction in sales was in line with expectations and will continue through the remainder of 2003. Permax'r' sales declined from $15.2 million in the second quarter of 2002 to $0.1 million in the current quarter.

"The decline in Permax'r' revenues as a result of generic competition is in line with our expectations. The rate of erosion has stabilised with approximately 49% of June 2003 prescriptions filled with generic pergolide compared to 47% for the second quarter as a whole. However, we anticipate that a second generic will be launched in September and this has already been factored into our expectations", said Rick Stewart, Chief Executive of Amarin.

"Our current focus is on obtaining FDA approval for Zelapar. Since the receipt of an approvable letter from the FDA, efforts have been made by Amarin and our development partner Elan, a related party, to resolve the matters raised by the FDA."


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Other revenues fell to $2.5 million in the current quarter from $5.0 million in the same quarter of 2002. Second quarter 2003 primary care products sales revenue fell to $0.9 million from $2.4 million in the same quarter of 2002, largely due to a reduction in wholesaler inventories. Second quarter 2003 revenues at Amarin Development declined from $2.6 million to $1.6 million compared with the same period last year largely due to timing differences.

Total operating expenses, at $8.3 million for the second quarter 2003, are down 3% compared with the same quarter in 2002. The decrease is primarily due to Selling, General and Administrative costs which are lower than in 2002 due to reductions in Permax'r' promotion following the launch of the generic. Management is, however, maintaining the Company's infrastructure in preparation for the approval and launch of Zelapar.

Amarin also announces that it has reached agreement with Elan Corporation PLC and certain of its affiliates (together "Elan") (NYSE: ELN), a related party, to restructure existing financial commitments. This agreement provides that Amarin may pay:

         o    $30 million in cash no later than December 31, 2003;

         o    $10 million in equity when Zelapar annual sales reach $20 million.

         o Amarin will continue to pay a 12.5% royalty on future sales of Zelapar; and

         o in the event that Amarin raises funds in excess of $40 million from the disposal of non-core assets and/or financing, Amarin will use half the excess to buy down existing Zelapar royalties of 12.5% from Elan for $1 million per half of 1%, up to a maximum of 5%

in consideration for:

         o a moratorium on debt and interest payments until December 31, 2003;

         o full and final settlement of all debt and deferred payments due to Elan (currently $46.5 million); and

         o elimination of existing option and milestone payments relating to Zelapar.

In connection with this agreement, Amarin has granted to Elan a fixed and floating charge over all of its assets, to be reduced to $5 million upon payment of the $30 million no later than the year-end.

If Amarin is unable or otherwise fails to pay the $30 million by year-end, or if it is in breach of any agreement with Elan for a period of at least 30 days or suffers certain insolvency-related events, the full amount of the debt and deferred payments due to Elan will become payable upon demand and Elan will have full rights as a secured creditor. Elan will also be able, at its sole option, to convert all or part of its debt into Amarin equity, subject to obtaining the necessary consents. In addition, the option rights to Zelapar would revert to Elan.

After the benefit of the moratorium on debt and interest payments due to Elan, together with existing cash balances at the end of the second quarter, Amarin estimates that it has cash resources sufficient to meet its operating needs through to the end of the year. Management intends to now embark on additional financing to raise sufficient cash to make the $30 million payment to Elan due by year-end and to fund the Group's ongoing working capital requirements. In addition, in parallel with


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raising additional financing, management intends to pursue strategic alliances for the Group. If management is unsuccessful in its effort to raise financing, Amarin will not be able to meet its $30 million payment obligation to Elan due at December 31, 2003 or meet its working capital requirements after the end of the year.

"Amarin disclosed in the first quarter results that additional funding was required in the second half of the year to meet operational and debt obligations. The Elan transaction provides clarity to our funding needs and improves the potential value and return on Zelapar. Under the terms of the Elan agreement financing must be concluded by year-end", added Rick Stewart.

Permax'r' (pergolide mesylate tablets) is a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson's disease. Zelapar'TM' (selegiline orally disintegrating tablets), an MAO-B inhibitor, is a potential adjunct therapy for Parkinson's disease.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. Amarin has eleven pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar'TM' (selegeline orally disintegrating tablets), for Parkinson's disease and LAX-101, a proprietary compound for Huntington's disease.

For press release and other Company information, visit our web site at http://www.amarincorp.com
-------------------------

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.





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                             Amarin Corporation plc
                  Period Ended 30 June 2003 Selected Data (UK GAAP - UNAUDITED)

                                                                       Three months               Six months
                                                                      ended 30 June              ended 30 June
                                                                 ------------------------    ------------------------
                                                                   2002           2003          2002          2003
                                                                 ---------    -----------    ---------   ------------
                                                                    $'000         $'000         $'000         $'000
Revenue:
  Licensing & development fees                                        597           526         1,801         1,064
  Product sales & royalties                                        19,615         2,069        38,067         4,798
                                                                 ---------    ----------     ---------   -----------
  Total revenue from continuing activities                         20,212         2,595        39,868         5,862
                                                                 ---------    ----------     ---------   -----------

Cost of sales:
  Direct costs                                                      8,362         1,070        15,490         6,470
                                                                 ---------    ----------     ---------   -----------

Gross profit                                                       11,850         1,525        24,378          (608)
                                                                 ---------    ----------     ---------   -----------

Operating expenses:
  Selling, General & Administrative                                 5,907         5,329        12,712        11,195
  Amortisation of intangible assets                                 1,046         1,348         2,910         2,696
                                                                 ---------    ----------     ---------   -----------
                                                                    6,953         6,677        15,622        13,891
  Gain on renegotiation of Elan debt                                    -             -             -        (7,500)
                                                                 ---------    ----------     ---------   -----------
  Total SG&A                                                        6,953         6,677        15,622         6,391
  Research & development                                            1,615         1,632         3,100         3,120
  Operating expenses from discontinued activities                       3             -             9             -
                                                                 ---------    ----------     ---------   -----------
Total operating expenses                                            8,571         8,309        18,731         9,511
                                                                 ---------    ----------     ---------   -----------

Operating profit/(loss) from continuing activities                  3,282        (6,784)        5,656       (10,119)
Operating loss on discontinued activities                              (3)            -            (9)            -

  Net interest payable                                               (312)         (192)         (735)         (447)
  Foreign exchange gain                                             3,896             -         3,732             -
                                                                 ---------    ----------     ---------   -----------
Income/(loss) before taxes                                          6,863        (6,976)        8,644       (10,566)

  Income tax credit/(expense)                                         389           (41)          459          (143)
  Dividends payable                                                     -             -           (48)          (24)
                                                                 ---------    ----------     ---------   -----------
Net income/(loss) for the period                                    7,252        (7,017)        9,055       (10,733)
                                                                 ---------    ----------     ---------   -----------

Weighted average shares - basic                                     9,838        17,932         9,838        16,250
Weighted average shares - diluted                                  11,837        18,791        11,837        17,109

Income/(loss) per share:
    Basic                                                            0.74         (0.39)         0.92         (0.66)
    Diluted                                                          0.61         (0.39)         0.76         (0.66)

                                                                 ---------    ----------
                                                                     2002          2003
                                                                 ---------    ----------
                                                                    $'000         $'000

Earnings before interest, tax, depreciation and amortization        4,325        (5,436)
                                                                 ---------    ----------

Select Balance Sheet Data
  Net current liabilities                                         (26,373)       (9,714)
  Cash and debtors                                                 46,909        14,928
  Total assets                                                    147,263        68,311
  Long term creditors and provisions                              (26,549)      (34,356)
  Called up share capital [ordinary shares]                        16,728        29,076
  Total shareholders' funds                                        40,278         2,982

Income/(loss) for period                                            7,252        (7,017)
  amortisation                                                      1,046         1,348
  impairment                                                            -             -
  gain on restructuring/discontinued operation                          -             -
  depreciation                                                          -             -
  interest                                                            312           192
  taxation                                                           (389)           41
  foreign exchange                                                 (3,896)            -
                                                                 ---------    ----------
EBITDA                                                              4,325        (5,436)
                                                                 ---------    ----------


1.  Basis of preparation - Going Concern
These selected financial data have been prepared on a going concern basis, consistent with the basis of preparation of the Group's current annual financial statements, filed under form 20-F. As indicated in the first quarter 2003 press release, subsequent to the filing of the 20-F, the Group has obtained new data on wholesaler inventories and has more data on the impact of generic competition to Permax. Updating Amarin's projected cash flows to take account of these new data indicated that Amarin must restructure its debt obligations and raise additional funding in order to fund ongoing operations (as presently conducted) from September onward.

Subsequent to the first quarter announcement, the Group has reached agreement with Elan under which interest and debt payments falling due in 2003 are deferred through to the year end. In addition, the Group has entered into an agreement with Elan that provides the Group the opportunity to settle all debt due to Elan and restructure the terms of the Zelapar option provided that it makes a cash payment of $30 million to Elan by the year end.

Based on the deferral of debt and interest payments to Elan, the Group estimates that it has sufficient cash to finance its operations through the year end, an improvement of approximately one quarter compared to the position prior to reaching agreement with Elan. The Group's management has now embarked on financing discussions to raise funds sufficient to make the $30 million payment due to Elan at the end of 2003 and to meet the Group's working capital needs beyond year-end. The Group has through to year end to secure this additional financing. Should management be unsuccessful in its effort to raise financing, Amarin will not be able to meet its $30 million payment obligation to Elan due at December 31, 2003 or meet its working capital requirements after the end of the year. These selected financial data do not reflect the potential adjustments that would be necessary should the Group cease to be a going concern.